EXHIBIT A
to the
KINETICS MUTUAL FUNDS, INC.
DISTRIBUTION PLAN

This Plan is adopted by Kinetics Mutual Funds, Inc. with respect to the Advisor Class A Shares of the Funds of the Company set forth below.  The Company, on behalf of the Funds and Classes, will pay the Distributor and/or any Recipient a distribution fee up to 0.50%1 of average daily net assets for the services set forth in the Plan.

Fund
The Internet Fund
The Global Fund
The Paradigm Fund
The Medical Fund
The Small Cap Opportunities Fund The Market Opportunities Fund The Alternative Income Fund The Multi-Disciplinary Income Fund The Spin-off and Corporate Restructuring Fund

1 Currently, the funds listed pay a 12b-1 fee of 0.25% of the average daily net assets.